Exhibit 99.1

Atlas Corp. Announces the Completion of Full Redemption

of Its Series I Preferred Shares

Full Redemption Of Its Fixed-To-Floating Rate Cumulative Redeemable Perpetual Preferred Shares – Series I

LONDON, UK, Oct. 31, 2023 — Atlas Corp. (the “Company” or “Atlas”) today announced that it completed its previously announced redemption of all outstanding shares of its Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (CUSIP: Y0436Q158), Series I, par value of $0.01 per share (the “Series I Preferred Shares”). All six million outstanding shares of the Series I Preferred Shares were redeemed at a price of $25.00 per share of Series I Preferred Shares on October 30, 2023 (the “Redemption Date”). Additional information regarding the redemption of the Series I Preferred Shares is available from Equiniti Trust Company, LLC, the Company’s redemption agent, at the following address and telephone number:

Equiniti Trust Company, LLC

Attn: Corporate Actions

6201 15th Avenue

Brooklyn, New York 11219

Tel: (718) 921-8317

Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “will”, “believe”, “intend”, “plan”, “expect”, “estimate”, “project”, “forecast”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include but are not limited to factors detailed from time to time in our periodic reports and filings with the Securities and Exchange Commission, including Atlas Corp.’s Annual Report on Form 20-F for the year ended December 31, 2022. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

About Atlas Corp.

Atlas is a leading global asset management company, differentiated by its position as a best-in-class owner and operator with a focus on disciplined capital deployment to create sustainable shareholder value. Atlas targets long-term, risk-adjusted returns across high-quality infrastructure assets in the maritime sector, energy sector and other infrastructure verticals. For more information visit atlascorporation.com.

Investor Inquiries:

Michelle Cho

Investor Relations

Atlas Corp.

Tel. +1-888-829-0013

Email: IR@atlascorporation.com